Lindblad Expeditions Holdings, Inc.

96 Morton Street, 9th Floor

New York, New York 10014

October 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NW.

Washington, D.C. 20549

Re:	Lindblad Expeditions Holdings, Inc.

Registration Statement on Form S-3

File No. 333-248960

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lindblad Expeditions Holdings, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-248960) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on October 5, 2020, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brandon Bortner at (202) 637-2117 or Charles Cassidy at (202) 637-2176.

If you have any questions regarding the foregoing, please do not hesitate to contact Brandon Bortner at (202) 637-2117 or Charles Cassidy at (202) 637-2176, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

LINDBLAD EXPEDITIONS HOLDINGS, INC.

By:	/s/ Craig I. Felenstein
Craig I. Felenstein
Chief Financial Officer